[redacted]

AB* 3/10

09059095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 35271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATEL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, 6th Floor
(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Schussler (415-616-3404)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

One California Street, 4th Floor	San Francisco	California	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AC 3/9

OATH OR AFFIRMATION

I, Samuel Schussler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATEL Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

by Samuel Schussler, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Vicki Kiele
Notary Public

[Signature]
Signature

Chief Accounting Officer
Title

VICKI KIELE
Commission # 1811693
Notary Public - California
San Francisco County
My Comm. Expires Aug 30, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATEL SECURITIES CORPORATION

(SEC I.D. No. 17229)

INDEPENDENT AUDITOR'S REPORT
AND
STATEMENT OF FINANCIAL CONDITION
(with supplemental information)

DECEMBER 31, 2008

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
ATEL Securities Corporation

We have audited the accompanying statement of financial condition of ATEL Securities Corporation (the Company) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

San Francisco, California
February 26, 2009

ATEL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 129,782
Notes receivable from parent, including accrued interest	556,688
Amounts due from affiliated partnerships	5,885
Income taxes receivable	7,405
Other assets	3,513
Total assets	$ 703,273

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable - trade	$ 827
Commissions payable - third parties	22,875
Due to parent	66,549
Due to affiliate	25,000
Accrued liabilities	3,837
Total liabilities	119,088
Shareholder's equity:	
Common stock, no par:100,000 shares authorized	
10,000 shares issued and outstanding	20,000
Additional Paid-in Capital	340,233
Retained earnings	223,952
Total shareholder's equity	584,185
Total liabilities and shareholder's equity	$ 703,273

See accompanying notes.

ATEL Securities Corporation

Notes to Financial Statements

December 31, 2008

1. Organization

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated Funds of ATEL Capital Group and Affiliates (ATEL). The Company is a wholly owned subsidiary of ATEL Financial Services, LLC. The financial position of the Company would be significantly different if the Company were autonomous.

The Company elected status as Sub Chapter S Corporation effective as of August 1, 2008. As mandated by the Internal Revenue Code, the Company established a fiscal year-end at December 31, consistent with that of its shareholders.

2. Significant Accounting Policies and Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and cash equivalent investments with original maturities of 90 days or less.

Income Taxes

As a Sub Chapter S Corporation, the December 31, 2008 net income/(loss) of the Company is allocated to the shareholders for recognition of income tax liability or benefit.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

FIN 48 was originally effective for fiscal years beginning after December 15, 2006. In February 2008, the FASB issued Staff Position (FSP) FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, which delayed by one year the effective date of FIN No. 48 for certain nonpublic enterprises. In December 2008, the FASB issued FSP FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, which again delayed by one year the effective date of FIN No. 48 for certain nonpublic enterprises.

The Company has elected to defer the application of FIN 48 to years beginning after December 15, 2008, in accordance with FSP FIN 48-3. For the December 31, 2008, financial statements the Company has no uncertain tax positions based on the criteria established under SFAS 5, Accounting for Contingencies, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable. The Company is continuing to evaluate the impact FIN 48 will have on its financial statements.

3. Capital Requirement

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at December 31, 2008, was $77,243, which exceeded minimum net capital requirements by $72,243. The ratio of aggregate indebtedness to net capital was approximately .68 to 1.

4. Related-Party Transactions

In February 2006, the Company advanced $300,000 and $250,000, to the Parent. The advances are recorded as demand notes with simple interest thereon, accruing interest quarterly at the applicable prime rate as published by the Federal Reserve Release H.15 which ranged between 5.00% and 8.25% for the period. The principal amount of the notes and all unpaid interest are payable upon demand of the Company. All payments or pre-payments shall be applied first to interest, and then to outstanding principal. The Parent may prepay all or any portion of these notes at any time, without penalty. Accrued interest receivable at December 31, 2008, was $6,688.

During the five months ended December 31, 2008 the Company had made or collected short-term advances from the Parent or affiliates for working capital purposes. As of December 31, 2008, these advances include payables of $66,549 and $25,000 to the Parent and to an affiliate, respectively.

5. Regulatory Requirements

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the five months ended December 31, 2008, because it does not hold customer funds or securities.

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE I)
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

SHAREHOLDER'S EQUITY	$	584,185
LESS:		
Total nonallowable assets - A/R and prepaid expenses		23,491
Note receivable net of amount due parent		483,451
Total nonallowable assets		506,942
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		77,243
NET CAPITAL	$	77,243
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS)	$	3,503
MINIMUM DOLLAR REQUIREMENT		5,000
NET CAPITAL REQUIREMENT		3,503
EXCESS NET CAPITAL		77,243
EXCESS NET CAPITAL @1000% (NET CAPITAL - 10% OF AGGREGATE INDEBTEDNESS)		71,990

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE I) DECEMBER 31, 2008 (continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	52,539
TOTAL AGGREGATE INDEBTEDNESS		52,539
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.68 to 1

OTHER RATIOS

PERCENTAGE OF DEBT TO DEBT EQUITY	0.00%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008 FOCUS Part II Report

ATEL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE II)
DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as all the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.

ATEL SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE III) DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as all the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.